March 2, 2010

VIA EDGAR AND BY HAND

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Primerica, Inc. Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-162918)

Dear Mr. Riedler:

On behalf of Primerica, Inc., a Delaware corporation (the “Company”), enclosed please find a copy of Amendment No. 3 (the “Amendment”) to the above-referenced registration statement filed with the Securities and Exchange Commission (the “Commission”) on November 5, 2009, as modified by Amendment No. 1 thereto filed with the Commission on December 22, 2009, and Amendment No. 2 thereto (“Amendment No. 2”) filed with the Commission on February 5, 2010 (the “Registration Statement”). The Amendment, which was filed with the Commission on the date hereof, has been marked to show changes from Amendment No. 2.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

March 2, 2010

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The changes reflected in the Amendment include those made in response to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter to the Company of February 18, 2010 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein. Specifically, the Amendment includes the Company’s audited historical financial statements for the three years ended December 31, 2009 and the Company’s unaudited pro forma financial statements for the year ended December 31, 2009. The Amendment also describes in full Citi’s concurrent private sale to Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P. of the Company’s common stock and warrants to purchase shares of the Company’s common stock pursuant to the securities purchase agreement among them, dated as of February 8, 2010.

Set forth below are the Company’s responses to the Comments. For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the Comments. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Comments) correspond to the page numbers and captions in the preliminary prospectus included in the Amendment.

Cover Page

1.	We note the following statement on the cover page of the filing: “Citigroup Global Markets Inc. is acting as the sole book-running manager for this offering.” Although we do not object to your use of the phrase “sole book-running manager” in the main body of the prospectus, we do not consider it to be plain English and therefore ask that you delete it from the cover page.

The statement on the cover page of the prospectus with respect to Citigroup Global Markets Inc.’s role as the sole book-running manager has been deleted. The Company has also explained on page 1 that the use of the term “Citi” as a marketing name on the cover page of the prospectus refers to Citigroup Global Markets Inc.

Risk Factors, page 13

“Non-compliance with applicable regulations could lead to revocation of our subsidiary’s status as a non-bank custodian.” page 25

2.	We note your response to our prior comment 5 and we reissue the comment. Please expand your disclosure regarding the ongoing IRS investigation to test compliance

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

March 2, 2010

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with the IRS’s non-bank custodial regulations to explain how and why the IRS selected you for this review. Please also delete the phrase “not ‘for cause’” where used on page 25 of the filing.

The disclosure on page 27 has been revised to delete the phrase “not ‘for cause’” and to explain the IRS’s selection of the Company for a compliance review.

Pro Forma Combined Financial Statements

Notes to Pro Forma Combined Financial Statements

(2) Adjustments for the Citi reinsurance transactions page 52

3.	Pro forma footnote disclosures should be sufficiently detailed to understand your basis for the adjustment and how the adjustment was computed. Certain adjustments related to the Citi reinsurance transactions appear to be based on a pro rata share of the corresponding historical amount. Please revise your disclosure to clarify how the amounts were computed if the adjustment is not between 80 and 90% of the amount ceded. For example, it appears that pro forma adjustment (C) should be between 80 and 90% of future policy benefits.

In notes (C), (D), (G), (K), (M) and (N) on pages 55-56, the disclosure has been revised to clarify how the adjustments related to the Citi reinsurance transactions were computed.

4.	Please expand note (A) to clarify the amount of the initial capitalization of the Prime Reinsurance Company in order for investors to understand how the total adjustment of approximately $4.03 billion was computed. Also, you appear to cross reference notes (J) and (L). Revise your disclosure to clarify how these adjustments impact adjustment (A).

In note (A) on page 55, the disclosure has been revised to include the amount of the initial capitalization of Prime Reinsurance Company and to delete the cross reference to notes (J) and (L).

5.	Please expand note (H) to clarify how the paid-in capital adjustment amount was computed.

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

March 2, 2010

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In note (H) on page 56, the disclosure has been expanded to clarify how the paid-in capital adjustment amount was computed.

(3) Adjustments for the reorganization and other concurrent transactions. page 53

6.	It appears that the total amount of adjustment (R) is inconsistent with some of the other adjustments for dividends to Citi. Please revise your disclosure to clarify the amount of cash and non-cash dividends to Citi in each adjustment, such as (U), (V) and (W).

In note (3) on page 57, the disclosure has been revised to make the total amount of adjustments consistent with other adjustments for dividends to Citi.

7.	Based on your disclosure in note (T) it appears that there should also be an adjustment to AOCI. Please revise your disclosure to explain this apparent inconsistency.

The disclosure has been revised to delete the reference to the adjustment for AOCI.

Regulation of Loan Products, page 132

8.	We note the following statements on page 132: “The Massachusetts Division of Banks is currently conducting an examination of Primerica Mortgages. We have provided the Division with the documentation and information that the Division has requested. The Division has not yet issued any specific written findings in connection with this examination.” Please expand your disclosure to explain how and why the Massachusetts Division of Banks selected Primerica Mortgages for this examination.

The disclosure on page 132 has been revised to explain that the Company is subject to periodic examinations by regulators, and that the Company has not been informed as to why it was selected for such examination.

Other Laws and Regulations, page 133

9.	We note your response to our prior comment 11 and your statements that certain provisions of EESA could apply to your named executive officers if they are among

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

March 2, 2010

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Citi’s five or 20 “next most highly compensated employees,” depending on the provision in question. It is unclear from your disclosure how likely it is that your named executive officers will be considered among Citi’s “next most highly compensated employees.” Please revise your disclosure to provide more information as to whether or not it is likely that the provisions discussed on pages 133 and 134 of the filing will be applicable to the company’s named executive officers.

The disclosure on pages 134 and 135 has been revised to discuss more fully whether it is anticipated that the provisions of the Emergency Economic Stabilization Act of 2008 and the American Recovery and Reinvestment Act of 2009 will apply to the Company’s Named Executive Officers.

Compensation Discussion and Analysis, page 140

10.	We note your response to our prior comment 12 and the newly added disclosure on pages 142 and 143 of the filing regarding the company’s general business objectives and the named executive officer’s self-established predetermined performance goals. Please further revise your disclosure to quantify the “net income and expense goals” referenced on each page.

We respectfully note the Staff’s request to revise the disclosure to quantify the Company’s net income and expense goals. However, the Company believes that such quantification would be misleading to investors. As indicated in Note 2 to the Company’s audited financial statements, the Company will not own certain assets and businesses that were historically part of the Primerica business operations conducted by Citi (the “Pre-IPO Business”), including certain investments and international businesses (the “Excluded Business”). The financial results associated with the Excluded Business have been excluded from the historical financial statements of the Company for all periods presented. The net income and expense goals for the Company’s Named Executive Officers for 2009 were based on projected results for the entire Pre-IPO Business, including the Excluded Business. The net income and expense goals were established as aggregate amounts and were not allocated to specific components of the Pre-IPO Business. Therefore, the net income and expense goals for the Pre-IPO business are not comparable to the historical financial results for the Company and retroactive allocation of the net income and expense goals between the Excluded Business and the assets that will comprise the operations of the Company would be subjective.

11.	We note the following statement on page 141: “As described more fully in the section entitled ‘—General Discussion of the Summary Compensation Table and Grants of Plan-Based Awards Table,’ in connection with Citi’s repayment of funds borrowed

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

March 2, 2010

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under TARP, incentive payments paid in respect of 2009 performance were paid in a combination of cash, common stock equivalents, and, for employees who did not satisfy retirement eligibility conditions, deferred cash and restricted stock.” Please revise your disclosure, where appropriate, to include a discussion of the circumstances under which Citi borrowed funds under the TARP program and its continuing obligations thereunder.

The disclosure on pages 133 and 134 has been revised to include a discussion of the circumstances under which Citi borrowed funds under the TARP program and its continuing obligations thereunder.

Summary Compensation Table, page 144

12.	We note the following statement on page 145: “In accordance with SEC disclosure rules, compensation associated with equity awards is included in the Summary Compensation Table in the year in which the awards are granted. Therefore, the value of equity and equity-based awards granted to our Named Executive Officers in 2010 in respect of 2009 performance...is not included in the Summary Compensation Table. The table below sets forth equity and equity- based awards and deferred cash awards granted to our Named Executive Officers in 2010 in respect of 2009 performance.” Pursuant to Item 402(c) of Regulation S-K, the Summary Compensation Table should include information regarding the dollar value of bonuses (cash and non-cash) earned by each individual during the fiscal year covered. For awards of stock and options, the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in question should be included in the table. Please ensure that your Summary Compensation Table includes all such compensation and revise your disclosure on page 145 to more clearly describe the requirements of Item 402.

This comment has been waived by the Staff.

Performance Criteria, page 158

13.	We note your disclosure on page 158 regarding performance criteria that may be considered by the independent committee, in its sole discretion, in granting awards under the company’s Omnibus Incentive Plan. Please expand your disclosure in this section to discuss which of the listed criteria, if any, were considered by the committee for the 2009 performance period, quantifying each factor where applicable. Also, please confirm that you will further revise your disclosure prior to the effective time of the filing to discuss the extent to which each factor was achieved and how the

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

March 2, 2010

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level	of achievement affected the actual awards made under the Plan, once determined.

The Company duly notes the Staff’s comment to expand disclosure of the performance criteria that may be considered by the independent committee under the Company’s Omnibus Plan to discuss which of the criteria, if any, were considered by such committee for the 2009 performance period. However, such performance criteria relate only to future awards under the Omnibus Plan (which is being adopted in connection with the Company’s initial public offering) and not to bonuses for the 2009 performance period. The disclosure on page 145 outlines the performance criteria that were considered for the 2009 performance period. In addition, the disclosure on page 146 has been revised to disclose the extent to which 2009 performance factors have been achieved and how the level of achievement affected the bonuses paid for 2009.

Underwriting, page 195

14.	We note your response to our prior comment 14; however, it does not appear that you have revised your disclosure to describe the circumstances under which the selling stockholder has agreed to contribute to payments that the underwriters may be required to make. Please revise your disclosure accordingly.

The disclosure on page 209 has been revised to describe the circumstances under which the selling stockholder has agreed to contribute to payments the underwriters may be required to make.

[Remainder of page intentionally left blank]

Mr. Jeffrey P. Riedler

Securities and Exchange Commission

March 2, 2010

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Please telephone the undersigned at (212) 735-2153 or Gregory A. Fernicola at (212) 735-2918 if you have any questions or need any additional information.

Very truly yours,

/s/ Joshua B. Goldstein

Joshua B. Goldstein

cc:	Peter W. Schneider
Executive Vice President, General
Counsel and Secretary
Primerica, Inc.